Notice of Annual General and Special Meeting of Shareholders and

Availability of Proxy Materials

MEETING DATE AND LOCATION

Meeting Type:	Annual General and Special Meeting of Shareholders (the "Meeting")

When:	April 30, 2020 at 10:00 a.m. (Vancouver Time)

Where:	Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3

BUSINESS OF THE MEETING

1. To receive the audited financial statements of the Company for its fiscal year ended December 31, 2019 and the report of the auditor thereon (collectively, the "Financial Statements");

2. To set the number of directors to be elected to the Board of Directors (the "Board") of the Company at seven (see "Election of Directors" in the Company's management information circular dated March 17, 2020 (the "Information Circular"));

3. To elect directors of the Company for the ensuing year (see "Election of Directors" in the Information Circular);

4. To approve the amendments to the Company's incentive Share Option Plan (the "Share Option Plan"), dated for reference September 27, 2011 and amended May 2, 2017 (see "Summary of 2020 Share Option Plan Amendments" in the Information Circular);

5. To approve the unallocated entitlements under the Share Option Plan, whether or not amended (see "Renewal of Share Option Plan" in the Information Circular);

6. To approve the Company's share unit plan (the "Share Unit Plan") and the reservation of common shares for issuance pursuant to the Share Unit Plan (see "Approval of Share Unit Plan" and "Reservation of Common Shares under Share Unit Plan" in the Information Circular);

7. To appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration (see "Appointment of Auditor" in the Information Circular);

8. To approve amendments to the Notice of Articles and Articles of the Company to change the name of the Company to "Galiano Gold Inc.", or such other name as the board of directors of the Company may approve in its sole discretion, and as may be acceptable to applicable regulatory authorities, including the Toronto Stock Exchange (see "Approval of Name Change to Galiano Gold Inc." in the Information Circular);

9. To approve amendments to the Notice of Articles of the Company to remove preferred shares from the authorized share capital of the Company (see "Removal of Preferred Shares" in the Information Circular);

10. To approve a special resolution to remove the Company's current Articles in their entirety and replace them with new Articles (see "Adoption of New Articles" in the Information Circular); and

11. To authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation, as more particularly described and set forth in the Information Circular (see "Advisory Vote on Executive Compensation" in the Information Circular).

NOTICE-AND-ACCESS

Asanko Gold Inc. ("Asanko" or the "Company") is using the notice-and-access model for delivery of meeting materials to shareholders of common shares of Asanko ("Shareholders"). Under notice-and-access, Shareholders still receive a proxy for registered Shareholders or voting instruction form for non-registered (beneficial) Shareholders enabling them to vote at the Meeting. However, instead of a paper copy of the Company's Information Circular. Shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery contributes to the protection of the environment by reducing tree, water and energy consumption, and will reduce the cost of printing and mailing materials to Shareholders.

Therefore, instead of receiving the Information Circular by mail, you may view it electronically by visiting https://www.asanko.com/Investors/AGM-Materials or the Company's SEDAR profile at www.sedar.com.

HOW DO I OBTAIN A PRINTED COPY OF THE INFORMATION CIRCULAR AND OTHER MATERIALS?

Should you wish to receive paper copies of the Information Circular or the Financial Statements and the related management's discussion and analysis, ("MD&A") or have any questions related to this meeting, please contact Asanko at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or by phone at 604-683-8193 or 1-855-246-7341 or by fax: (604) 683-8194.

If you request materials before the Meeting, the Information Circular and/or the Financial Statements and the related MD&A will be sent to you at no charge within 3 business days of receiving your request. To receive the Information Circular and/or the Financial Statements and the related MD&A before the voting deadline for the Meeting of 10:00 a.m. (Pacific Time) on Thursday April 30, 2020, your request must be received no later than Tuesday, April 14, 2020. Please note that you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notice.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

VOTING IS SIMPLE. PLEASE VOTE TODAY.

WHO CAN VOTE?

Holders of common shares of Asanko on the record date of March 10, 2020 are entitled to receive notice and to vote at the Meeting.

HOW DO I VOTE?

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to exercise your voting rights.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to review the Meeting materials prior to voting.

Please submit your vote well in advance of the proxy deposit deadline on

April 28, 2020 at 10:00 a.m. (Vancouver Time).

BOARD RECOMMENDATION

The Board of Directors of Asanko unanimously recommends that Shareholders VOTE FOR of all the proposed resolutions.

By order of the Board,

/s/ Greg McCunn

Greg McCunn

Chief Executive Officer

March 17, 2020

If you have questions or require assistance with voting, please contact Asanko's proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com